Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE INCLUSION OF INSIGHTEC’S TREATMENT TECHNOLOGY IN THE ISRAELI HEALTH BASKET FOR 2018

Tel Aviv, Israel, January 17, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today, that it has been informed by InSightec Ltd., an indirect shareholding of the Company (“InSightec”), that the Israeli Ministry of Health has announced that the treatment of essential tremors through focused ultrasound guided by MRI (the “Treatment”) will be included as part of the health services covered under the Israeli National Health Insurance Law.

The Treatment will be offered to patients who meet the definitions and conditions specified in the Israeli Ministry of Health guidelines.

InSightec estimates that the Ministry of Health’s decision will not have a material impact on its business. However, the Elbit Medical Technologies Ltd. sees importance in the recognition of the Treatment and its inclusion as part of the health services covered under the Israeli National Health Insurance Law.

About Elbit Imaging Ltd.

The Company holds approximately 89.16% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (88.68% on a fully diluted basis) which, in turn, holds approximately 24.9% of the share capital in Insightec (20.9% on a fully diluted basis).

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Development of shopping and entertainment centers in emerging markets; (ii) Medical industries and devices for (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iii) Land in India designated for sale to residential projects.

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com